Exhibit 99.2

HEXO CORP.

TSX: HEXO

NASDAQ: HEXO

SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 9, 2022

FOR THE SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 14, 2022 AND PARTIALLY ADJOURNED TO JULY 4, 2022

This supplement dated June 16, 2022 (the “Supplement”) supplements and amends the previously distributed management information circular (the “Circular”) of HEXO Corp. (the “Corporation”) sent to holders of common shares of the Corporation (“Shareholders”) in connection with the special meeting of Shareholders held on June 14, 2022 (the “Meeting”) and partially adjourned to July 4, 2022 at 10:00 a.m. (EDT) as provided herein (the “Reconvened Meeting”). The Reconvened Meeting will be held in a virtual only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1361. Capitalized terms used in this Supplement that are not defined herein have the respective meanings given to them in the Circular.

At the Meeting held at 4:00 p.m. (EDT) on June 14, 2022, Shareholders passed the Standby Commitment Resolution, all as more particularly set out in the Circular previously sent to Shareholders of record on May 4, 2022 (the “Record Date”).

Following the vote on the Standby Commitment Resolution, and without asking Shareholders to vote on the Note Amendment Resolution, the Corporation adjourned the Meeting until July 4, 2022 at 10:00 a.m. (EDT) in order to provide Shareholders with additional time to review this Supplement and consider the amendments and supplemental information provided herein. It is expected that the only matter that will be considered at the Reconvened Meeting is the Note Amendment Resolution as described in the Circular and in this Supplement. The Record Date for the Reconvened Meeting will remain unchanged at May 4, 2022. Shareholders are encouraged to attend and vote at the Reconvened Meeting.

Unless otherwise indicated, information in this Supplement is given as of June 16, 2022. The cautionary statements included in the Circular under the heading “Forward Looking Statements” continue to apply to the disclosure provided in this Supplement.

This Supplement supplements and amends the information contained in the Circular in relation to the Note Amendment Resolution. This Supplement contains certain important amendments and clarifications in respect of the matters to be considered at the Reconvened Meeting and should be read in conjunction with the Circular. This Supplement does not amend, modify or qualify any matter set out in the Circular relating to the Standby Commitment Resolution.

Attending the Reconvened Meeting

Shareholders and guests can access the Reconvened Meeting online at https://virtual-meetings.tsxtrust.com/1361. Instructions on how Shareholders can join the Reconvened Meeting included in the Circular under the heading “Notice-and-Access” continue to apply to the disclosure provided herein. The access and voting procedures remain unchanged for the Reconvened Meeting.

Record Date and Voting

Shareholders who have already voted their Common Shares and do not wish to change their vote DO NOT NEED TO TAKE ANY ACTION. Any votes already cast and not changed or revoked will be voted as instructed at the Reconvened Meeting. Pursuant to the discretionary authority conferred under the proxy, any votes previously cast FOR the Note Amendment Resolution that are not changed or revoked, will be voted FOR the Note Amendment Resolution at the Reconvened Meeting.

Any Shareholder wishing to change their vote in respect of the Note Amendment Resolution must follow the procedures under “Appointment and Revocation of Proxies” in the Circular. To revoke and/or change your vote in respect of the Note Amendment Resolution, Shareholders are required to use the same form of proxy as was delivered with the Circular. Notwithstanding the foregoing, a Registered Shareholder attending the Reconvened Meeting virtually has the right to vote virtually and, if they do so, their form of proxy is nullified with respect to the matters such person votes upon at the Reconvened Meeting.

Non-Registered Shareholders should carefully follow the instructions on the form of proxy or voting instruction form that they receive from their Intermediary in order to vote, amend and/or revoke their Common Shares that are held through that Intermediary.

Shareholders who have not cast their votes or submitted voting instructions may use the same form of proxy or voting instruction form as was delivered with the Circular to vote on the Note Amendment Resolution at the Reconvened Meeting. In order to be voted at the Reconvened Meeting, a proxy must be received by TSX Trust Company in the manner set out in the form of proxy provided that such Shareholders will be entitled to, as applicable, vote their proxies or revoke their proxies in respect of the Note Amendment Resolution any time prior to 10:00 a.m. (EDT) on June 29, 2022 as the Corporation hereby waives the deadline to submit proxies or revoke proxies, as applicable, in respect of the Note Amendment Resolution. Please refer to the Circular for all relevant voting instructions and procedures.

The persons named in the proxy will have discretionary authority with respect to any amendments or variations of the matters set forth in the Notice of Meeting as supplemented hereby, or any other matters properly brought before the Reconvened Meeting or any adjournment(s) or postponement(s) thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other item of business that comes before the Reconvened Meeting is routine or contested. The persons named in the proxy enclosed with the Circular will vote on such matters in accordance with their best judgment.

The Common Shares represented by any proxy will be voted on any poll by the persons named in the proxy in accordance with the proxy, and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. If you do not provide instructions in your proxy, the persons named in the proxy will vote your Common Shares FOR the Note Amendment Resolution at the Reconvened Meeting.

Rose Marie Gage, Director, or failing her, Roch Vaillancourt, General Counsel and Corporate Secretary, will use their discretionary authority to cast the votes represented by proxy appointing them at the Reconvened Meeting in favour of the Note Amendment Resolution, which Note Amendment Resolution will be considered at the Reconvened Meeting as set out in Appendix “A” to this Circular.

If you have any questions about any of the information in this Supplement or require assistance in completing your form of proxy or voting instruction form for your Common Shares, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1.888.999.2602 toll-free in North America or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com.

Supplemental Information to the Circular

Background

Between May 31 and June 13, 2022 , the Parties discussed various amendments to the Note Transaction in view of current stock market conditions and in order to reduce closing risk related to the pre-amendment minimum liquidity closing condition.

As a result of these discussions and negotiations, on June 3, 2022, Tilray provided the Corporation and HTI with a draft of the Amending Agreement. On June 7, 2022, Tilray provided the Corporation and HTI with drafts of the A&R Assignment and Assumption Agreement and Revised Amended Note (as such terms are defined below). Between June 7, 2022 and June 12, 2022, the Parties negotiated and exchanged various drafts of the Amending Agreement, A&R Assignment and Assumption Agreement and Revised Amended Note. On June 13, 2022, the Board met to review and discuss the proposed amendments to the Note Transaction. The Board approved such amendments at this meeting.

On the morning of June 14, 2022, the Corporation announced that the Parties had entered into the Amending Agreement and A&R Assignment and Assumption Agreement and that the business of the Meeting would be bifurcated, with the Standby Commitment Resolution to be considered by Shareholders on the original Meeting date of June 14, 2022 and the Note Amendment Resolution to be considered by Shareholders on the Reconvened Meeting date of July 4, 2022. At the Meeting held on June 14, 2022, Shareholders approved the Standby Commitment Resolution.

As of the date of this Supplement, the outstanding principal amount of the Note is US$185,000,000.

Given the timing of the Reconvened Meeting, the Parties expect the Closing Date to occur during the third calendar quarter of 2022. The Board reconfirms that it UNANIMOUSLY recommends that Shareholders vote FOR the Note Amendment Resolution.

Transaction Agreement

Following discussions and negotiations between the Parties, the Parties entered into an amending agreement to the Transaction Agreement (the “Amending Agreement”) on June 14, 2022 which amends certain provisions of the Transaction Agreement. The Transaction Agreement is publicly available on the Corporation’s SEDAR profile at www.sedar.com and on EDGAR and www.sec.gov. For the purposes of the Circular and this Supplement, as applicable, all references to the “Transaction Agreement” are deemed to refer to the Transaction Agreement as amended by the Amending Agreement.

The Amending Agreement extends the Outside Date from July 1 to August 1, 2022 and extends the date past which the Outside Date will not be extended from September 30, 2022 to November 30, 2022. The date by which the Corporation must use its best efforts to obtain Shareholder approval for the Note Amendment Resolution has been extended from June 15, 2022 to July 15, 2022.

The Amending Agreement also reduces the conversion price used to calculate the number of HTI Shares to be issued by the Corporation to HTI on Closing. As a result, the Corporation will issue to HTI such number of Common Shares as is equal to (x) 12% of the outstanding principal of the Amended Note as at the Closing, divided by (y) CAD$0.40. The dollar value in (y) of the conversion price was previously US$0.54.

In addition, the Amending Agreement reduces the minimum liquidity interim covenant and closing condition from a cash balance of USD$100,000,000 to a cash balance of CAD$70,000,000, with such reduced amount to be determined after giving effect to a release of all conditions in any blocked accounts and restricted cash of the Corporation and its Subsidiaries and including net cash proceeds expected to be received from the Corporation’s captive D&O insurance policy.

The Corporation has also agreed to amend the condition regarding Tilray’s board nominee rights. Pursuant to the Amending Agreement, Tilray will be entitled to nominate two directors to the Board for so long as Tilray holds at least 1% of the Amended Note Securities held by Tilray upon consummation of the Note Assignment (as defined in the Transaction Agreement) (on an as-converted to Common Shares basis). Previously, Tilray had the right to nominate one director to the Board. Tilray’s right to appoint one board observer is unchanged by the Amending Agreement.

Under the Amending Agreement, Tilray also irrevocably waives any right or entitlement that may arise in its favour as a result of any non-compliance by the Corporation with the minimum liquidity interim covenant contained in the Transaction Agreement for all periods prior to the date of the Amending Agreement for all purposes, including any right or entitlement of Tilray pursuant to the closing conditions in favour of Tilray or pursuant to Tilray’s termination rights under the Transaction Agreement as a result of any such non-compliance prior to the date of the Amending Agreement, without acknowledgement or admission by the Corporation as to the existence of any such non-compliance.

Assignment and Assumption Agreement

In connection with the Amending Agreement, the Parties also entered into an amended and restated assignment and assumption agreement (the “A&R Assignment and Assumption Agreement”) on June 14, 2022 which replaces the Assignment and Assumption Agreement in its entirety. The A&R Assignment and Assumption Agreement is publicly available on the Corporation’s SEDAR profile at www.sedar.com and on EDGAR and www.sec.gov. For the purposes of the Circular and this Supplement, as applicable, all references to the “Assignment and Assumption Agreement” are deemed to refer to the A&R Assignment and Assumption Agreement.

Under the A&R Assignment and Assumption Agreement, the Purchase Price payable by Tilray to HTI in consideration for HTI assigning, transferring and selling all of its right, title and interest in the Amended Note and each of the Security Documents is the outstanding principal amount of the Amended Note less the amount equal to 10.8% of the outstanding principal amount. Subject to certain conditions under the A&R Assignment and Assumption Agreement, payment of the Purchase Price paid by Tilray to HTI may be satisfied through a combination of a convertible note, Tilray Common Stock or cash.

The A&R Assignment and Assumption Agreement also contains an additional representation of Tilray regarding a covenant not to seek to further renegotiate or amend the terms of the A&R Assignment and Assumption Agreement.

On April 27, 2022, TMI Trust Company replaced GLAS Trust Company LLC as the Trustee under the Indenture.

Amended Note

The Amending Agreement contains a revised form of Amended Note (the “Revised Amended Note”) which, in accordance with the terms of the Transaction Agreement and the A&R Assignment and Assumption Agreement, will be entered into on Closing and, immediately thereafter, be assigned by HTI to Tilray. The Revised Amended Note is publicly available on the Corporation’s SEDAR profile at www.sedar.com and on EDGAR and www.sec.gov. For the purposes of the Circular and this Supplement, as applicable, all references to the “Amended Note” are deemed to refer to the Revised Amended Note.

In the Revised Amended Note, the “Conversion Rate” means the number of Common Shares equal to US$1,000 divided by the USD equivalent of CAD$0.40 (rather than CAD$0.85 as set out in the Amended Note and as described in the Circular) as determined the day before execution per US$1,000 principal amount of the Amended Note, as subject to adjustment.

Potential Dilution and Resulting Ownership

The disclosure in the Circular under the heading “Potential Dilution and Resulting Ownership” is replaced with the following:

The following tables set out potential dilution to existing Shareholders as well as Tilray’s resulting ownership of Common Shares under various scenarios. The figures below do not assume or give effect to any other new issuances of Common Shares, including upon exercise of previously issued convertible securities and issuances of Common Shares under the Corporation’s at-the-market offering program as well as under the Standby Commitment, and to the extent the Corporation issues new Common Shares under the at-the-market offering program, the Standby Commitment or upon conversion or exercise of convertible securities, then the percentages in the tables below will be lower than as presented, unless Tilray’s pre-emptive and top-up rights under the Amended Note apply to such issuances and Tilray exercises such right(s).

Conversion of the Amended Note

The following table sets out potential dilution to existing Shareholders as well as Tilray’s resulting ownership of Common Shares upon conversion of the Amended Note in full by Tilray at the Conversion Price, assuming receipt of the Note Amendment Shareholder Approval. The table below includes the dilution resulting from the issuance of the HTI Shares and Financial Advisor Shares.

	Assuming Principal Amount of US$160 million(1)	Assuming Principal Amount of US$185 million(2)	Assuming Principal Amount of US$185 million plus Capitalized Interest of US$27.8 million(3)
Assuming a CAD:USD Exchange Rate of USD$0.70
Common Shares issued and outstanding prior to conversion(4)	458,167,270	458,167,270	458,167,270
Common Shares issuable on conversion(5)	770,777,511	760,707,779	859,884,443
Dilution Factor(5)(6)	168.2%	166.0%	187.7%
Tilray Ownership(5)	46.5%	54.2%	57.7%
Assuming a CAD:USD Exchange Rate of USD$0.85
Common Shares issued and outstanding prior to conversion(4)	458,167,270	458,167,270	458,167,270
Common Shares issuable on conversion(5)	669,937,175	644,111,141	725,786,040
Dilution Factor(5)(6)	146.2%	140.6%	158.4%
Tilray Ownership(5)	41.7%	49.4%	52.9%

Notes:

(1)

Assumes conversion of the Amended Note immediately following Closing at the amended Conversion Rate of CAD$0.40. HTI is permitted to redeem the Note prior to the Closing Date; provided, however, that the principal amount shall not be less than US$160 million on the Closing Date.

(2)

Assumes conversion of the Amended Note immediately following Closing at the amended Conversion Rate of CAD$0.40. As of the date of this Supplement, the principal amount of the Note is approximately US$185 million.

(3)

Assumes conversion of the Amended Note on the Maturity Date at the amended Conversion Rate of CAD$0.40 and a Closing Date of July 15, 2022. Reflects the aggregate principal amount if the maximum amount of Capitalized Interest is added to the principal amount over the full term of the Amended Note and that the principal amount is not reduced, converted or otherwise reduced prior to the Maturity Date. Assumes that the number of issued and outstanding Common Shares does not change between Closing and the Maturity Date.

(4)	As of April 11, 2022, the date on which the Transaction Agreement and Assignment and Assumption Agreement were entered into, there were 458,167,270 Common Shares issued and outstanding.
(5)

This figure includes the number of Common Shares issuable on conversion of the Amended Note as well as the issuance of the HTI Shares at the amended conversion price for the HTI Shares of CAD$0.40 (based on the relevant principal amount of the Amended Note and the CAD:USD exchange rate set out in each scenario) and the issuance of 30,618,494 Financial Advisor Shares (assuming a five day VWAP of the Common Shares on the TSX of CAD$0.3266, being the five day VWAP for the period ending June 13, 2022, the earliest practicable date prior to the date of this Supplement).

(6)

Dilution factor is calculated as the number of Common Shares issuable on the conversion of the Amended Note (including the HTI Shares and Financial Advisor Shares as set out in note (5)) divided by the number of Common Shares issued and outstanding prior to the conversion of the Amended Note.

Common Shares issuable on a Fundamental Change

Upon the occurrence of a Fundamental Change, Tilray has the right to require the Corporation to redeem the Amended Note for Common Shares. The number of Common Shares issuable is equal to the quotient obtained by dividing the Fundamental Charge Repurchase Price by the Market Stock Payment Price. The following table sets out three potential dilution scenarios to existing Shareholders as well as Tilray’s resulting ownership of Common Shares upon conversion of the Amended Note in full by Tilray following a Fundamental Change, assuming receipt of the Note Amendment Shareholder Approval. The dilutive impact of a Fundamental Change will depend on a number of factors. As a result, the following table is for information purposes only and should not be viewed as a forward-looking statement.

The following table assumes that: (a) the principal amount of the Amended Note is US$185 million, being the principal amount as of the date of this Supplement; (b) a Fundamental Change Repurchase Price of US$194,250,000, being 105% of the outstanding principal amount of the Amended Note; and (c) that no interest has accrued and is unpaid as of the date of the Fundamental Change.

	Market Stock Payment Price of $0.30	Market Stock Payment Price of $0.70	Market Stock Payment Price of $1.10
Common Shares issued and outstanding(1)	458,167,270	458,167,270	458,167,270
Common Shares issuable(2)	909,368,494	446,868,494	320,732,130
Dilution Factor(2)(3)	198.5%	97.5%	70.0%
Tilray Ownership(2)	59.2%	38.3%	28.3%

Notes:

(1)	As of April 11, 2022, the date on which the Transaction Agreement and Assignment and Assumption Agreement were entered into, there were 458,167,270 Common Shares issued and outstanding.
(2)

Includes the number of Common Shares issuable upon the occurrence of a Fundamental Change as well as the issuance of 69,375,000 HTI Shares at the amended conversion price for the HTI Shares of CAD$0.40 (based on a principal amount of the Amended Note of US$185 million and a CAD:USD exchange rate of USD$0.80) and the issuance of 30,618,494 Financial Advisor Shares (assuming a five day VWAP of the Common Shares on the TSX of CAD$0.3266, being the five day VWAP for the period ending June 13, 2022, the earliest practicable date prior to the date of this Supplement).

(3)

Dilution factor is calculated as the number of Common Shares issuable on the occurrence of a Fundamental Change (including the HTI Shares and Financial Advisor Shares as set out in note (2)) divided by the number of Common Shares issued and outstanding prior to the occurrence of a Fundamental Change.

APPROVAL OF BOARD

The contents of this Supplement have been approved by the directors of the Corporation.

DATED at Gatineau, Québec on June 16, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Charlie Bowman”

Charlie Bowman

Acting President and Chief Executive Officer